EXHIBIT (a)(4)


                                  INSTRUCTIONS

1. TO REVIEW THE OFFER. Please carefully review Medis' Offer To Exchange and Exercise dated September 3, 2003 and prospectus dated September 3, 2003. If you would like an additional copy of the Offer to Exchange and Exercise or the prospectus, or any other related document, you may request one by calling Medis at (212) 935-8484.

2. TO PARTICIPATE IN THE OFFER. To participate in the Offer, you must properly complete, sign, date and deliver to us the Election Form, and deliver to us the original executed agreement representing your Loyalty Program Warrants previously delivered to you and the aggregate exercise price of the New Warrants, before 5:00 p.m. Eastern Time on September 30, 2003, unless extended. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME. Delivery will be deemed made only when the Election Form, your Loyalty Program Warrant agreement and the aggregate exercise price of your New Warrants are actually received (not postmarked) by us. The acceptable methods of delivering the Election Form and your Loyalty Program Warrant agreement are:

BY MAIL, COURIER SERVICE
OR IN PERSON, TO:

Medis Technologies Ltd.
805 Third Avenue, 15th Floor
New York, New York  10022

     Furthermore, the aggregate exercise price of the New Warrants may be delivered pursuant to one of the above methods or by wire transfer. If you wish to deliver the funds representing the aggregate exercise price of your New Warrants by wire transfer, please contact Howard Weingrow at (212) 935-8484 for that information.

     If delivery is by mail, we urge you to mail sufficiently in advance of the expiration of the Offer to ensure we receive it prior to the expiration of the Offer. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense.

     If you do not submit an Election Form, your Loyalty Program Warrant agreement or the aggregate exercise price prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, (a) your Loyalty Program Warrants will remain outstanding until they terminate or are exercised and (b) you will have no rights to any New Warrants.

3. ACCEPTANCE OF LOYALTY PROGRAM WARRANTS FOR EXCHANGE. When Medis accepts your tendered Loyalty Program Warrants for exchange and we cancel those warrants, you will have no further rights to those warrant.

     If you elect to exchange less than all of your Loyalty Program Warrants, Medis will, promptly after the expiration of the Offer, issue to you a new agreement evidencing those Loyalty Program Warrants not exchanged and cancelled pursuant to the Offer, to replace the Loyalty Program Warrant agreement tendered pursuant to the Offer.

4. TO WITHDRAW ELECTION. To withdraw from the Offer, you must properly complete, sign, date and deliver to us the Withdrawal Form before 5:00 p.m. Eastern Time on September 30, 2003, unless extended. Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by us. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section "To Participate in the Offer." Once you have withdrawn your tendered Loyalty Program Warrants, you may retender your Loyalty Program Warrants before the expiration of the Offer only by again following the delivery procedures described above in the section "To Participate in the Offer." We will return to you your previously tendered Loyalty Program Warrant agreement and aggregate exercise price promptly after we receive the Withdrawal Form pursuant to the terms of the Offer.

Questions may be directed to us at (212) 935-8484.